
Mail Stop 3561

December 9, 2008

Andrew Wynne
Vice President and Chief Financial Officer
Tully's Coffee Corporation
3100 Airport Way South
Seattle, WA 98134

Re: **Tully's Coffee Corporation**
           Preliminary Proxy Statement on Schedule 14A
           Filed November 12, 2008
           Form 10-K for the Year Ended March 30, 2008
           Form 10-Q for the Quarterly Periods Ended June 29, 2008 and
           September 28, 2008
           Form 8-K Furnished November 12, 2008
           File No. 001-33646

Dear Mr. Wynne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>Questions and Answers About the Meeting, page 2</u>

<u>Proposal 1 – The Asset Sale, page 3</u>

<u>Why has the board of directors recommended the Asset Sale, page 4</u>

1. Please revise the answer to disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern in its report dated September 16, 2008. Please revise your risk factor section in this manner as well.

How many votes are required to authorize, page 5

2. Please also provide the total percentage of holders of outstanding shares, on an as-converted to common-stock basis, that have indicated that they will vote for the approval of the asset sale. Similarly revise for proposals 2 and 3.

Conditions To Closing, page 15

3. You indicate the closing will take place after the satisfaction or waiver of a number of conditions. Revise here to indicate which of the listed conditions can be waived and by whom.

Risk Factors, page 18

Risks Related to Tully's Continuing Business Operations, page 20

We have a history of losses and expect to incur losses in the future, page 20

4. Please separately disclose the results of operations for the last three fiscal years and most recent interim period associated with your business exclusive of the wholesale business. We believe this will provide meaningful context to shareholders of your intended transaction.

We will require a significant amount of cash, page 20

5. Please add disclosure here that the company currently has a forbearance agreement regarding the credit facility with Benaroya Capital, which may be terminated by Benaroya Capital at any time.

Proposal 1: To Approve the Asset Sale, page 27

Background of and Reasons for the Asset Sale, page 27

6. Please discuss any alternatives you considered to this asset sale.

7. Please revise throughout this section to explain the material developments that led to the purchase agreement. For example, discuss in more detail how the terms of the agreement came about. Currently, you only say that the course of the discussions took place between June 5 and July 18, 2008 and then summarize the agreed upon terms. Please expand upon how the agreement terms came about.

Also provide more background information on how the purchase price was determined.

8. Please refer to the list of factors at page 29 that the board of directors considered in reaching its decision to enter into the Asset Purchase Agreement. Please revise the list of factors the board considered into two separate lists – one of factors that favored the asset sale, the other of factors that counted against it. If the board did not consider or think of any negative factors, please disclose that fact.

The Fairness of the Asset Sale, page 30

9. Please send us a copy of the board book and any other materials prepared by Davidson in connection with the fairness opinion. Also, provide us with a copy of the engagement letter.

10. Please revise to remove the last bullet on page 31 as the list of factors considered by D.A. Davidson in rendering its opinion should not include such a catch-all. If there were other material analyses and examinations, name them. If not, revise to clarify that you have discussed all the material analyses and examinations.

Summary of Financial Analyses, page 32

11. Please revise the discussion of the various analyses used by Davidson so that the recipients of the proxy statement can understand exactly what each analysis indicates. What are they used to show? As a general matter, for each analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how this analysis supports a conclusion that the transaction is fair.

Comparable Company Analysis, page 32

12. Please disclose why Davidson thought these companies were comparable to Tully's.

Precedent Transaction Analysis, page 34

13. Please disclose the criteria used to determine the comparable transactions used for the analysis. Tell us whether any additional transactions that fit the criteria were not used and why not.

Description of the Asset Purchase Agreement, page 36

14. We note your disclosure that an adjustment will be made if the assets are less than $400,000 on the closing date. Do you mean $40,000,000?

Noncompetition Agreements, page 42

15. We note your disclosure regarding the Noncompetition Agreement, but that you may continue to operate and expand your retail, licensed, and franchise store operations. Please clarify what the noncompetition agreement entails by differentiating what is covered in the agreement regarding the assets you are selling and what you are continuing to operate.

Description of License Agreement, page 42

16. Please disclose if there is a time limit on the license agreement.

Description of Other Transaction Documents, page 42

Description of Supply Agreement, page 44

17. We note that Green Mountain will supply the Company with all of your purchase requirements of whole bean and ground/other coffee products for an initial term of five years after closing of the asset sale. It is unclear if the Asset Sale to Green Mountain will result in a gain on sale. In this regard, it appears that the recognition of any gain my be impacted by the existence of the supply agreement that requires the Company to infuse cash to purchase future requirements of the products from the buyer (Green Mountain) as noted above over the five year term of the arrangement. As such, it appears immediate recognition of all or a portion of the gain may be inappropriate due to the existence of this future agreement where recognition over the 5 year agreement period may apply. Please tell us in complete and clear detail of your consideration as to the accounting treatment on this matter. Furthermore, the Accounting Treatment section (page 45) should address this matter with appropriate disclosure thereof. In addition, the footnotes in your historical consolidated financial statements should include a completed description of this arrangement to the Asset Sale transaction including the specific terms of the supply agreement and its resulting accounting treatment.

Certain Federal Income Tax Consequences, page 46

18. Your disclosure should address all material tax consequences, not just certain ones. Please revise. Similarly revise your tax disclosure at page 53.

Information About Tully's, page 56

Selected Financial Data, page 56

General

19. For greater transparency and meaningfulness to your shareholders, please provide separate selected financial data for each of the business to be retained and the wholesale business. As our comment below states that separate unaudited historical financial statements of the wholesale business should be furnished in the revised proxy material, the selected financial data should also contain separate financial information for the wholesale business.

Results of Operations, page 56

20. Please present the data in regard to the total business on a basis consistent with presenting the wholesale business as a discontinued operation for all years presented as cited in our comment below on the reissued annual consolidated financial statements.

21. Please present income/loss from continuing operations and the related per share amounts for all periods presented, pursuant to instruction 2 of Item 301 of Regulation S-K.

Balance Sheet, page 57

22. It appears that the amounts presented for "total assets" for the periods ended September 28, 2008 and September 30, 2007 do not agree with the corresponding interim financial statements included in the filing. Please revise.

Management's Discussion and Analysis, page 58

Non-GAAP Financial Measures, page 61

23. It is not clear from your disclosure the basis for your belief that "EBITDA" and "Adjusted EBITDA" on a consolidated basis are important supplemental information to investors. Please revise to provide substantive reasons specific to your circumstances that are meaningful to investors in justification of the use of these performance measures and the adjustments made to arrive at such. It appears the use of these performance measures on a consolidated basis may not be useful information under the guidance of Item 10(e)(i)(C) of Regulation S-K and the use of "Adjusted EBITDA" also appears inappropriate under Item 10(e)(ii)(B) of Regulation S-K. Please revise, or alternatively, discontinue disclosure of these non-GAAP measures.

Results of Operations, page 64

24. Please include an analysis of fiscal 2008 compared to fiscal 2007.

Statements of Cash Flow Data, page 71

25. Please include annual information for your most recent three fiscal periods comparable to that presented for the interim periods.

26. Please note that reference to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash from operating activities in terms of cash. In this regard, please disclose in terms of cash the reasons and associated underlying drivers for material variances in cash used in operating activities. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

27. Also, it is not clear why your cash operating needs for the current interim period are so low relative to your results, given that you have ongoing operations and corporate functions. Please provide a discussion that addresses this, and how such typical cash items, like salaries and wages, payments to vendors and consultants, are being satisfied. In connection with this, discuss the sufficiency of cash generated from sales of your operating restaurant to cover the cash expenses thereof. If a cash management strategy is in place that minimizes or defers cash payments, please describe the strategy and your application of it. To the extent that cash needs are being deferred, disclose by type of cash expenditure the amount that has been deferred, when such is expected to be settled and the expected form of settlement.

Exhibit C: Fairness Opinion of D.A. Davidson & Co., page C-1

28. We note your disclaimer that this letter shall not be used for other purposes without your prior written consent. Please disclose in the proxy statement that D.A. Davidson has consented to the inclusion of, and reference to, its opinion in the proxy statement.

Exhibit D

Index to Consolidated Financial Statements

29. Since authorization is being sought from shareholders in regard to the sale of the wholesale business, and such business appears to be significant to you, it is staff's position that separate unaudited financial statements for the wholesale business be included in the filing. These financial statements should be for the same periods as your other annual and interim consolidated financial statements included in the filing. For further guidance, refer to Section H, Question 6 of the "July 2001 Interim Supplement to Publicly Available Telephone Interpretations," available on our website at www.sec.gov/interps/telephone/phonesupplement3.htm.

Unaudited and Audited Consolidated Financial Statements, D pages

30. Please revise to disclose the basis for determining the fair value attributed to warrants issued in regard to loan guarantees and commitment fees where disclosed in the notes to the financial statements and elsewhere in the filing as appropriate.

Report of Independent Registered Public Accounting Firm

31. Please revise to include the report of the independent accounting firm. As indicated in the following comment, the audited annual financial statements included in the filing are considered to be reissued and will be revised through retrospective application of the discontinued operation in regard to the sale of the wholesale business. Accordingly, the accountants' report should be dual dated with respect to the revised consolidated financial statements and the portion of "Note 23. Subsequent Events" related to the discontinued operation.

Audited Consolidated Financial Statements, page D-19

32. The audited annual financial statements included in the proxy filing are considered to be reissued. Since they have been reissued subsequent to your decision to sell the wholesale business, please revise these consolidated financial statements to present the wholesale business as held for sale and a discontinued operation through retrospective application, in accordance with FAS 144, for all periods presented. The presentation of per share computations in the statement of operations for all periods and Note 21 "Segment Reporting" should be revised accordingly. Additionally, conform the MD&A analysis included in the proxy filing to the revised presentation.

Notes to Consolidated Financial Statements, page D-26

Note 23. Subsequent Events, page D-57

33. As the reissued audited consolidated financial statements included in the proxy filing will be revised through retrospective application for the discontinued operation in response to the comment cited above, please also revise to include the

applicable disclosures in regard to discontinued operations with respect to the wholesale business in accordance with paragraph 47 of FAS 144 as necessary.

Form 10-K for the Year Ended March 30, 2008

34. Please note that the Form 10-K should <u>not</u> be amended for the retrospective application of the discontinued operations treatment in the annual consolidated financial statements, as the appropriate consolidated annual financial statements were furnished in the Form 10-K as filed. However, please revise future Form 10-K filings as well as future Form 10-Q filings, as appropriate, in response to the applicable comments indicated above.

Item 9(T). Controls and Procedures, page 95

35. Please note that Item 307 of Regulation S-K specifies that the conclusion regarding the effectiveness of disclosure controls and procedures is as of the end of the period covered by the report. In regard to your Form 10-K, this period would be as of March 30, 2008. In view of the two significant deficiencies identified within "Management's Report on Internal Control Over Financial Reporting" existing as of March 30, 2008, please amend the Form 10-K to disclose management's conclusion in regard to the company's disclosure controls and procedures as of March 30, 2008, with consideration of these deficiencies. If management believes that the disclosure controls and procedures were effective after consideration of these deficiencies, disclose in reasonable detail the basis for such conclusion.

36. Furthermore, "Management's Report on Internal Control Over Financial Reporting" section should include specific disclosure of management's statement as to whether or not internal control over financial reporting is effective. If management believes that the two significant deficiencies do not provide a material weakness, please disclose in reasonable detail the basis of your conclusion. Please refer to Item 308(a)(3) of Regulation S-K for further guidance.

Form 10-Q for the Quarterly Periods Ended June 29, 2008 and September 28, 2008

Item 4T. Controls and Procedures

37. Please amend each filing to include the disclosure required by Item 307 of Regulation S-K <u>as of the respective periods ended</u>. The respective conclusions reached should be after consideration of the two significant deficiencies identified within "Management's Report on Internal Control Over Financial Reporting" in each filing existing as of the respective periods ended for each filing. If management believes that the disclosure controls and procedures were effective at each period ended after consideration of these deficiencies, disclose in reasonable detail the basis for the conclusions in each filing.

38. In your next Form 10-Q filing, please disclose in "Changes in Internal Control Over Financial Reporting" the status of your efforts in remedying the two deficiencies indicated above. Continue to disclose the status of these deficiencies and your efforts in subsequent periodic filings as appropriate.

Form 8-K Furnished November 12, 2008

Exhibit 99.1

39. In the event that you are able to substantiate your presentation of "EBITDA" and "Adjusted EBITDA" performance measures (refer to the comment above in this regard), please disclose with greater prominence in the forefront of the earnings release the GAAP measures comparable to these non-GAAP measures in future filings. Otherwise, discontinue presenting such non-GAAP measures.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Doug Jones at (202) 551-3309 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202)551-3217 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Via Facsimile (206) 386-7500
        C.J. Voss, Esq.
        Stoel Rives LLP